Exhibit 99.2

Suite 600 – 1199 West Hastings Street

Vancouver, British Columbia, V6E 3T5
Telephone No.: 778-729-0600 Fax No.: 778-729-0650

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

The annual general meeting of shareholders of Auryn Resources Inc. (the “Company”) will be held at Suite 600 - 1199 West Hastings Street, Vancouver, British Columbia, on Thursday, June 7, 2018 at 10 a.m., Vancouver Time, (the “Meeting”) for the following purposes:

1.	To consider the audited financial statements of the Company for its fiscal year ended December 31, 2017 and the report of the auditor thereon (together the “annual financials”);

2.	To set the number of directors to be elected to the Board of Directors at seven (see “Election of Directors” in the Company’s Information Circular);

3.	To elect directors of the Company for the ensuing year (see “Election of Directors” in the Company’s Information Circular); and

4.	To appoint an auditor of the Company for the ensuing year (see “Appointment of Auditor” in the Company’s Information Circular).

No other matters are contemplated for consideration at the Meeting, however any permitted amendment to or variation of any matter identified in this Notice may properly be considered at the Meeting. The Meeting may also consider the transaction of such other business as may properly come before the Meeting or any adjournment thereof.

The Company has elected to use the notice-and-access provisions under National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), in the case of mailing to registered Shareholders, and section 2.7.1 of National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”), in the case of beneficial Shareholders (“Notice-and- Access Provisions”) for this Meeting. Notice-and-Access Provisions are a set of rules developed by the Canadian Securities Administrators that allow a Company to reduce the volume of materials to be physically mailed to Shareholders by posting the Information Circular and any additional annual meeting materials online. Shareholders will still receive this Notice of Meeting and a form of proxy and may choose to receive a hard copy of the Information Circular. The Company will not use procedures known as ‘stratification’ in relation to the use of Notice-and-Access Provisions. Stratification occurs when a reporting issuer using the Notice-and-Access Provisions provides a paper copy of the Circular to some shareholders with a notice package. In relation to the Meeting, all Shareholders will receive the required documentation under the Notice-and-Access Provisions, which will not include a paper copy of the Information Circular.

Copies of this Notice of Meeting, the Information Circular, the Proxy and the annual financials (together “Proxy Materials”), are posted on the Company’s website at http://www.aurynresources.com/investors/investor-package/ and are SEDAR filed under the Company’s profile at www.sedar.com. Any Shareholder who wishes to receive a paper copy of the Information Circular, should contact the Company at Suite 600, 1199 West Hastings Street, Vancouver, British Columbia V6E 3T5, or by telephone toll-free: 1-800-863-8655 or by fax: 778-729-0650. A Shareholder may also use the toll-free number noted above to obtain additional information about the Notice-and-Access Provisions.

To allow for reasonable time to be allotted for a Shareholder to receive and review a paper copy of the Information Circular and submit their vote prior to 10 a.m. (Pacific Time) on Tuesday, June 5, 2018 (the “Proxy Deadline”), any Shareholder wishing to request a paper copy of the Information Circular as described above, should ensure such request is received by May 22, 2018. Under Notice-and-Access Provisions, Proxy Materials will be available for viewing for up to 1 year from the date of posting and a paper copy of the materials can be requested at any time during this period.

The Information Circular contains details of matters to be considered at the Meeting. Please review the Information Circular before voting.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their shares will be voted at the Meeting are asked to complete, date and sign the enclosed form of proxy, or another suitable form of proxy, and deliver it, for receipt by the Proxy Deadline, in accordance with the instructions set out in the form of proxy and in the Information Circular.

Non-registered shareholders who plan to attend the Meeting must follow the instructions set out in the form of proxy or voting instruction form to ensure that their shares will be voted at the Meeting. If you hold your shares in a brokerage account you are not a registered shareholder.

DATED at Vancouver, British Columbia, April 26, 2018.

BY ORDER OF THE BOARD

“Shawn Wallace”

Shawn Wallace

President and Chief Executive Officer